

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

December 27, 2010

<u>**Via U.S. mail and facsimile**</u>

Mr. Brian D. Niebur
Chief Financial Officer
Entrx Corporation
800 Nicollet Mall; Suite 2690
Minneapolis, MN 55402

> **Re:** **Entrx Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Forms 10-Q for the periods ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 0-2000**

Dear Mr. Niebur:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief